UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42014

TOP WEALTH GROUP HOLDING LIMITED

(Translation of registrant’s name into English)

Units 714 & 715

7F, Hong Kong Plaza

Connaught Road West

Hong Kong

Tel: +852 36158567

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

Entry into of a Material Definitive Agreement

On January 5, 2026, Top Wealth Group Holding Limited (the “Company”), a company incorporated in the Cayman Islands and TWG Capital Limited (the “Purchaser”), a company incorporated in the British Virgin Islands and a wholly-owned subsidiary of the Company, entered into a sale and purchase agreement (the “SPA”) with Winwin Development Group Limited, Happy Harbour International Limited, Dragon Cloud International Limited, TangEkanaya Limited, Darson Enterprise Limited and Chung Tat LO (collectively, the “Vendors”), pursuant to which the Purchaser shall purchase, and the Vendors shall sell, the entire issued shares of Airentity International Limited (the “Target Company”), a company incorporated in the British Virgin Islands, at a consideration of US$125,858,978, which shall be satisfied by way of issuance of an aggregate of 14,979,854 Class A Ordinary Shares and 3,000,000 Class B Ordinary Shares of the Company (determined based on an offer price of US$7.00 per Class A Ordinary Share and Class B Ordinary Share) to the Vendors (the “Transaction”).

The Target Company is owned by Winwin Development Group Limited, Happy Harbour International Limited, Dragon Cloud International Limited, TangEkanaya Limited, Darson Enterprise Limited and Chung Tat LO as to 60.00%, 8.00%, 7.80%, 8.00%, 8.00% and 8.20%, respectively. The Target Company holds 100% of the issued shares of Airentity Technology Limited (together with the Target Company, the “Target Group”), a company incorporated in Hong Kong.

The Target Group is engaged in the development and commercialization of a wine authentication and tracking system (“WATS”) and wine trading businesses in the Asia Pacific Region. WATS was first deployed in 2025 and has since then been widely used by wine distributors having business relationships with Winwin Development Group Limited, the controlling shareholder of the Company which is wholly-owned by Mr. Kim Kwan Kings, WONG, Chief Executive Officer and Chairman of the Company. The Target Group is valued by a professional valuer engaged by the Company at US$125,859,000 as of December 1, 2025. The Transaction was approved by unanimous consent of all the independent directors of the Company.

The Target Group’s WATS system is believed to have excellent business potential and value given the growing concern of the authenticity and origins of winery and caviar products. The businesses of the Target Group are considered to be a natural fit for the Company’s caviar and wine trading business, in particular, the business of the Company and the Target Group share similar customer groups. Through this acquisition, the Company will be able to enhance its profitability and asset size, thereby creating value for its shareholders.

Pursuant to the SPA, the Transaction is conditional upon (i) all necessary consents, approvals, registration and filings required from all relevant governmental, regulatory and other authorities, agencies and departments or otherwise required from any third parties in connection with the transaction contemplated under SPA having been obtained; (ii) no material adverse change or prospective material adverse change in the Target Group’s business, operations, financial conditions or prospects has occurred since the date of signing of the SPA; (iii) the Vendors’ warranties remaining true, accurate and not misleading at completion and no events having occurred that would result in any breach of any of the Vendors’ warranties or other provisions of the SPA by each Vendor; (iv) the Purchaser’s warranties remaining true, accurate and not misleading at completion and no events having occurred that would result in any breach of any of the Purchaser’s warranties or other provisions of the SPA by each of the Purchaser and the the Company; and (v) all reporting requirements applicable to the Company in respect of the transactions contemplated under the SPA (including the allotment and issuance of the consideration shares by the Company) being fulfilled, including without limitation, to the extent necessary, making disclosures, notices and filings to or with Nasdaq, acquiring shareholders’ approvals or obtaining an adequate opinion of counsel in respect of the home country practice exemption under any Nasdaq continued listing rules and regulations.

Pursuant to the SPA, each of the Vendors has undertaken to each of the Purchaser and the Company that save with the prior written consent of the Purchaser and the Company, from the date of the SPA and until six (6) months from the completion of the SPA, each of the Vendors will not, directly or indirectly, offer, sell contract to sell, hypothecate, pledge or otherwise dispose of the consideration shares of the Company.

It is expected that completion of the SPA will be conducted on or around January 20, 2026.

The foregoing summary of the SPA does not purport to be complete and is subject to and is qualified in its entirety by the copy of such document filed as Exhibit 10.1 to this current report on Form 6-K and incorporate herein by reference.

Application of Home Country Practice Rules

The Company has now elected to rely on the home country rule exemption under Nasdaq Listing Rule 5615(a)(3) with respect to the following matters.

As a company incorporated in the Cayman Islands that is listed on Nasdaq Capital Market (“Nasdaq”), the Company is subject to Nasdaq corporate governance listing standards. Under Nasdaq rules, a foreign private issuer may, in general, follow its home country corporate governance practices in lieu of some of the Nasdaq corporate governance requirements. Pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5615(a)(3)(A), which provides (with certain exceptions not relevant to the conclusions expressed herein) that a Foreign Private Issuer may follow its home country practice in lieu of the requirements of the Nasdaq Marketplace Rule 5600 Series, the Company elected to be exempt from the requirements as follows:

(i)	Nasdaq Marketplace Rule 5635(a) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities of the Company in connection with the acquisition of the stock or assets of another company;

(ii)	Nasdaq Marketplace Rule 5635(b) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities of the Company that will result in a change of control of the company;

(iii)	Nasdaq Marketplace Rule 5635(c) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities of the Company in connection with equity-based compensation of officers, directors, employees or consultants; and

(iv)	Nasdaq Marketplace Rule 5635(d) which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities, other than in a public offering, equal to 20% or more of the voting power outstanding at a price that is less than the minimum price defined therein.

Except for the foregoing, there is no significant difference between the Company’s corporate governance practices and what the Nasdaq requires of domestic U.S. companies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 20, 2026	Top Wealth Group Holding Limited

	By:	/s/ Kim Kwan Kings, WONG
	Name:	Kim Kwan Kings, WONG
	Title:	Chief Executive Officer and Chairman

EXHIBIT INDEX

Exhibit No.	Description
10.1	Sale and Purchase Agreement, dated January 5, 2026
99.1	Press Release, dated January 20, 2026

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